
Mail Stop 3628

November 26, 2008

Via Facsimile and U.S. Mail

Yukio Morikubo
General Counsel and Vice President
drugstore.com, inc.
411 108th Avenue N.E., Suite 1400
Bellevue, Washington 98004

> **Re: drugstore.com, inc.**
> **Schedule TO-I**
> **Filed November 12, 2008**
> **File No. 5-57797**

Dear Mr. Morikubo:

　　　　We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A): Offer to Amend the Exercise Price of Certain Options

1.　　　As you are aware, the global Exemptive Order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that Order since you are limiting participation in this exchange offer to certain eligible employees who are tendering options granted at a discount exercise price. Please provide us with an analysis as to why you believe your offer conforms to the conditions applicable for reliance on the global Exemptive Order. Specifically address whether all options subject to the exchange offer were <u>validly</u> issued under a Rule 405 employee benefit plan.

2.   We note that your offer to amend outstanding eligible options contains a cash bonus component, which will be paid "on the Company's first payroll date in 2009." It appears that you are relying upon the global exemptive relief granted by the staff of the Division of Corporation Finance pursuant to the <u>Microtune, Inc</u>. (available September 13, 2007) Exemptive Order with regard to delay in the payment of the cash consideration in an option repricing tender offer. The exemptive relief from Rules 13e-4(f)(5) and 14e-1(c) of the Exchange Act, which require that payment be prompt, was conditioned on the non-participation by the company's executive officers and directors. In that regard, we note the disclosure you provide on page 45 indicating that your executive officers and directors are eligible to participate in the current offer. Please tell us why these individuals are permitted to participate in your offer, which appears to rely on the cited global exemptive relief, when the terms of such relief specifically require that executive officers and directors not participate in the offer. In the alternative, please revise your offer to exclude participation by all of your executive officers and directors.

3.   It appears that you will not determine the final exercise price or cash bonus amount payable until the offer expiration date. Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the change. Please provide us with your legal analysis explaining how your offer will comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). In the alternative, please revise your document to explain that you will extend the offer for at least 10 business days after a change in the consideration offered to your eligible employees.

Risks of Participating in the Offer, page 14

4.   Please revise the disclosure in this section to explicitly note that the Private Securities Litigation Reform Act's safe harbor protections do not apply to statements made in connection with the tender offer. <u>See</u> Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations available at <u>www.sec.gov</u>.

5.   Please revise to eliminate the statement in the last sentence under this heading that you

"undertake no obligation to revise or update publicly any forward-looking statement for any reason, including forward looking statements made herein." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects, page 36

6.   The disclosure indicates that your determination of matters as to the validity, form, eligibility and acceptance of any options will be "final and binding on all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

Interests of directors and executive officers; transactions and arrangements concerning the options, page 45

7.   We note your disclosure that your executive officers and directors are eligible to participate in the current offer, including your CEO, Dawn Lepore. This statement is inconsistent with your disclosure on page 7 where you provide that "with respect to any eligible options amended pursuant to this offer other than eligible options held by the Company's chief executive officer, you may, under certain circumstances become entitled to receive cash payment described below, less applicable tax withholding." (Emphasis added). Please revise your disclosure to eliminate the inconsistency.

Schedule A: Financial Statements of Advanced Analogic Technologies Incorporated

8.   The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney Advisor
Office of Mergers & Acquisitions

cc: Patrick J. Schultheis
        Wilson Sonsini Goodrich & Rosati
        Professional Corporation
        701 Fifth Avenue, Suite 5100
        Seattle, Washington 98104